[Radnor Holdings Corporation Letterhead]

May 16, 2005

VIA EDGAR

Ms. Pamela A. Long

Assistant Director

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Radnor Holdings Corporation
Form S-1 Registration Statement
SEC File No. 333-110443

Dear Ms. Long:

We hereby request the withdrawal of our Form S-1 Registration Statement, No. 333-1100443. We are requesting such withdrawal because of unfavorable market conditions that could adversely affect the offering of the shares of our common stock covered by the Registration Statement and internal business developments. No securities were sold or will be sold under the Registration Statement.

We further request that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: “Withdrawn upon the request of the Registrant, the Commission consenting thereto.”

If you have any questions, please call Thomas G. Spencer of Duane Morris LLP at 215-979-1218 or the undersigned at 610-341-9600.

Sincerely,

/s/ Michael T. Kennedy
Michael T. Kennedy,
President and Chief Executive Officer